The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	Nine Months Ended		For the Years Ended December 31
In millions, except ratios (Unaudited)	Sep 30, 2012	Sep 30, 2011	2011	2010	2009	2008	2007
Income from Continuing Operations Before Income Taxes	$2,515	$3,247	$3,601	$2,802	$469	$1,277	$4,192
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(492)	(964)	(1,223)	(1,112)	(630)	(787)	(1,122)
Distributed income of earnings of nonconsolidated affiliates	584	743	1,016	668	690	836	774
Capitalized interest	(66)	(75)	(90)	(72)	(61)	(97)	(85)
Amortization of capitalized interest	67	75	100	95	91	84	79
Preferred security dividends	—	—	—	—	(20)	(63)	(81)
Adjusted earnings	$2,608	$3,026	$3,404	$2,381	$539	$1,250	$3,757
Fixed charges:
Interest expense and amortization of debt discount	$959	$1,010	$1,341	$1,473	$1,571	$648	$584
Capitalized interest	66	75	90	72	61	97	85
Preferred security dividends	—	—	—	—	20	63	81
Rental expense – interest component	87	82	112	95	107	120	124
Total fixed charges	$1,112	$1,167	$1,543	$1,640	$1,759	$928	$874
Earnings available for the payment of fixed charges	$3,720	$4,193	$4,947	$4,021	$2,298	$2,178	$4,631
Ratio of earnings to fixed charges	3.3	3.6	3.2	2.5	1.3	2.3	5.3

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$255	$255	$340	$340	$312	$—	$—
Adjustment to pretax basis (at 35 percent)	137	137	183	183	168	—	—
Preferred stock dividends - pretax	$392	$392	$523	$523	$480	$—	$—
Combined fixed charges and preferred stock dividend requirements	$1,504	$1,559	$2,066	$2,163	$2,239	$928	$874
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.5	2.7	2.4	1.9	1.0	2.3	5.3